Exhibit 99.1

CONTACT INFORMATION:
USA:	Asia:
Phil O’Shaughnessy	Wynne Leong
(408) 546-6773	(65) 6895-4120
poshaughnessy@creative.com	wynne.leong@ctl.creative.com

Creative Announces Q1 FY08 Financial Results

SINGAPORE – Oct. 31, 2007– Creative Technology Ltd., a worldwide leader in digital entertainment products, today announced financial results for the first quarter of its 2008 fiscal year, ended September 30, 2007. All financial results are stated in U.S. dollars.

Revenues for the first quarter were $184.6 million, compared to revenues of $241.5 million for the same quarter last year. Net income for the first quarter was $1.3 million, with earnings per share of $0.02, including a net investment gain of $4.4 million. This compares to a net loss of $21.0 million with a loss per share of $0.25 for the same period last year.

The net investment gain of $4.4 million for the quarter is comprised of an investment loss of $2.5 million, and a gain of $6.9 million resulting from the sale of 80.1 percent of Creative’s manufacturing operations in Malaysia to a group of third-party investors.

“During the quarter we made significant progress in the areas of focus that we shared last quarter. We increased our gross margins by two points quarter-over-quarter to 22 percent, operating expenses were below $50 million, and we achieved positive net income as we continue to focus on profitability in the holiday quarter and moving forward,” said Craig McHugh, President and COO of Creative Labs, Inc. “We launched two important products in the first quarter: our ZEN credit card-sized portable media player with the stunning 2.5-inch screen that supports up to 16.7 million colors; and our premium $300 Aurvana X-Fi Noise-Canceling Headphones, introducing our proprietary X-Fi audio technologies in an exciting new market for Creative. Since we introduced the Aurvana X-Fi, it has received numerous top editorial awards and accolades.”

“With the improvements in our operations that we’re making, we are targeting profitability in the current holiday quarter,” continued McHugh. “We also believe that we will improve our year-over-year operating results in each quarter in calendar year 2008, with gradual improvement in gross margins, and reduced costs and operating expenses.”

“As we look into 2008, we are preparing to unveil innovative new products which will create new markets, propelling Creative to the next stage of its development,” said Sim Wong Hoo, Chairman and CEO of Creative.

Share Buyback Program

During the first quarter, Creative purchased 500,000 shares under its share buyback program at an average price of $4.01.

Completion of Voluntary Delisting from NASDAQ

On September 4, 2007, Creative announced that it completed its voluntary delisting of the Company’s Ordinary Shares from the NASDAQ Global Market. The last day of trading on NASDAQ was August 31, 2007. To view the press releases pertaining to the voluntary delisting, visit www.creative.com/corporate/investor.

# # #

About Creative

Creative is a worldwide leader in digital entertainment products. Famous for its Sound Blaster® audio cards and for launching the multimedia revolution, Creative is now driving digital entertainment on the PC platform with products like its highly acclaimed ZEN portable audio and media players. Creative’s innovative hardware, proprietary technology, applications and services leverage the Internet, enabling consumers to experience high-quality digital entertainment — anytime, anywhere.

This announcement refers to products and pricing sold in the United States of America. Pricing and product availability are subject to change without notice. Sound Blaster and ZEN are trademarks or registered trademarks of Creative Technology Ltd. in the United States and/or other countries. All other brand and product names are trademarks of their respective holder and are hereby recognized as such.

Safe Harbor for Forward-Looking Statements:

This press release contains forward-looking statements, including statements relating to Creative’s operating expenses, and profitability. These forward-looking statements involve risks and uncertainties that could cause Creative’s actual results to differ materially. Such risks and uncertainties include: Creative’s ability to timely develop new products that gain market acceptance and to manage frequent product transitions; competitive pressures in the marketplace; a reduction or cancellation of sales orders for Creative products; accelerated declines in the average selling prices of Creative’s products or any prices of components; Creative’s ability to successfully integrate acquisitions; potential fluctuations in quarterly results due to the seasonality of Creative’s business and the difficulty of projecting such fluctuations; possible disruption in commercial activities caused by factors outside of Creative’s control, such as terrorism, armed conflict and labor disputes; a reduction in demand for computer systems, peripherals and related consumer products as a result of poor economic conditions, social and political turmoil; major health concerns; the proliferation of sound functionality in new products from competitors at the application software, chip and operating system levels; the deterioration of global equity markets; exposure to excess and obsolete inventory; Creative’s reliance on sole sources for many of its chips and other key components; component shortages which may impact Creative’s ability to meet customer demand; Creative’s ability to protect its proprietary rights; the vulnerability of certain markets to current and future currency fluctuations; the effects of restricted fuel availability and rising costs of fuel; fluctuations in the value and liquidity of Creative’s investee companies. For further information regarding the risks and uncertainties associated with Creative’s business, please refer to its filings with the SEC, including its Form 20-F for fiscal 2006 filed with the SEC. Creative undertakes no obligation to update any forward-looking statement to conform the statement to actual results or changes in Creative’s expectations.

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED BALANCE SHEETS

(In US$’ 000)

(Unaudited)

	September 30, 2007	June 30, 2007
ASSETS
Current Assets:
Cash and cash equivalents	$256,180	$250,480
Accounts receivable, net	152,063	110,520
Inventory	123,910	134,911
Other assets and prepaids	44,715	40,308

Total current assets	576,868	536,219
Property and equipment, net	69,447	97,696
Investments	69,903	80,121
Other non-current assets	4,585	8,997

Total Assets	$720,803	$723,033

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$82,830	$66,778
Accrued liabilities	84,246	92,898
Income taxes payable	21,881	21,349
Current portion of long term obligations and others	4,525	3,934

Total current liabilities	193,482	184,959
Long term obligations	126,846	129,131
Minority interest in subsidiaries	373	373
Shareholders’ equity	400,102	408,570

Total Liabilities and Shareholders’ Equity	$720,803	$723,033

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

( In US$’ 000, except per share data)

(Unaudited)

	Three months ended September 30,
	2007	2006
Sales, net	$184,557	$241,512
Cost of goods sold	144,763	205,612

Gross profit	39,794	35,900

Operating expenses:
Selling, general and administrative	34,454	41,827
Research and development	14,983	15,863

Total operating expenses	49,437	57,690

Operating loss	(9,643)	(21,790)
Gain (loss) from investments, net	4,402	(717)
Interest income	2,899	1,909
Interest expense	(1,685)	(2,864)
Others	5,818	1,833

Income (loss) before income taxes and minority interest	1,791	(21,629)
Income tax (expense) benefit	(482)	(382)
Minority interest in loss	1	1,003

Net income (loss)	$1,310	$(21,008)

Basic earnings (loss) per share:	$0.02	$(0.25)
Weighted average ordinary shares outstanding (‘000)	83,604	83,322
Diluted earnings (loss) per share:	$0.02	$(0.25)
Weighted average ordinary shares and equivalents outstanding (‘000)	83,653	83,322

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Increase (decrease) in cash and cash equivalents (in US$’000)

(Unaudited)

	Three Months Ended September 30,
	2007	2006
Cash flows from operating activities:
Net income ( loss )	$1,310	$(21,008)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation of fixed assets	2,535	4,237
Amortization of intangible assets	303	543
Deferred share compensation amortization	324	566
Minority interest in loss	(1)	(1,003)
Equity share in loss of unconsolidated investments	464	81
(Gain) loss on disposal of fixed assets	(3)	5
Write downs of investments and other non-current assets	4,347	717
Gain from investments, net	(1,802)	—
Gains on disposal of subsidiary	(6,948)	—
Deferred income taxes, net	(9)	(70)
Foreign currency exchange gain	(3,147)	(7)
Dividend income	(232)	(151)
Changes in assets and liabilities, net:
Accounts receivable	5,403	(34,183)
Inventory	(20,615)	(34,426)
Other assets and prepaids	(5,358)	8,299
Accounts payable	30,905	54,876
Accrued and other liabilities	(7,176)	2,192
Income taxes	1,500	(502)

Net cash provided by (used in) operating activities	1,800	(19,834)

Cash flows from investing activities:
Capital expenditures, net	(6,860)	(2,068)
Proceeds from sale of fixed assets	70	86
Proceeds from investments	3,964	—
Proceeds from sale of subsidiary	5,831	—
Purchase of investments	—	(400)
Increase in other non current assets, net	—	(750)
Dividend income received	232	151

Net cash provided by (used in) investing activities	3,237	(2,981)

Cash flows from financing activities:
Proceeds from exercise of ordinary share options	14	407
Purchase of treasury shares	(2,005)	—
Repayments of debt obligations	(1,008)	(945)
Repayments of capital leases	(4)	(818)

Net cash used in financing activities	(3,003)	(1,356)

Net increase (decrease) in cash and cash equivalents	2,034	(24,171)
Effects of exchange rate changes on cash and cash equivalent	3,666	21
Cash and cash equivalents at beginning of year	250,480	213,995

Cash and cash equivalents at end of the period	$256,180	$189,845

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Ordinary Shares ‘000	Treasury Shares ‘000	Ordinary Shares $’000	Treasury Shares $’000	Other Reserves $’000	Unrealised Holding Gains (Losses) on Investments $’000	Retained Earnings $’000	Total $’000
Q108
Balance at July 1, 2007	83,622	—	300,086	—	53,949	24,240	30,295	408,570
Shares issued under employee options and share purchase plans	4	—	14	—	—	—	—	14
Purchase of treasury shares	—	(500)	—	(2,005)	—	—	—	(2,005)
Dividends paid	—	—	—	—	—	—	—	—
Amortization of deferred share compensation	—	—	—	—	324	—	—	324
Comprehensive loss	—	—	—	—	—	(8,111)	1,310	(6,801)

Balance at September 30, 2007	83,626	(500)	300,100	(2,005)	54,273	16,129	31,605	400,102

Q107
Balance at July 1, 2006	83,271	—	298,474	—	52,265	19,453	22,961	393,153
Shares issued under employee options and share purchase plans	89	—	407	—	—	—	—	407
Purchase of treasury shares	—	—	—	—	—	—	—	—
Dividends paid	—	—	—	—	—	—	—	—
Amortization of deferred share compensation	—	—	—	—	566	—	—	566
Comprehensive loss	—	—	—		—	(2,524)	(21,008)	(23,532)

Balance at September 30, 2006	83,360	—	298,881	—	52,831	16,929	1,953	370,594

CREATIVE TECHNOLOGY LTD.

SUPPLEMENTAL FINANCIAL INFORMATION

	Three months ended
	Sept 30, 2007	June 30, 2007	Sept 30, 2006
Revenue by geographical region:
Americas	20%	30%	47%
Europe	57%	47%	38%
Asia and rest of the world	23%	23%	15%
Revenue by product category:
Personal Digital Entertainment	53%	57%	70%
Audio	14%	15%	10%
Speakers and Headphones	25%	22%	15%
Others	8%	6%	5%